Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

Via EDGAR and Federal Express

June 26, 2013

United Stated Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20459

Attn: Mara L. Ransom, Assistant Director

Re:	Inergy Midstream, L.P.
Registration Statement on Form S-4
Filed May 30, 2013
File No. 333-188930

Dear Ms. Ransom:

Set forth below are the responses of Inergy Midstream, L.P., a Delaware limited partnership (“NRGM,” the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 19, 2013, with respect to the Company’s Registration Statement on Form S-4, File No. 333-188930, initially filed with the Commission on May 30, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, three copies of Amendment No. 1 that are marked to show all changes since the initial filing of the Registration Statement and three copies of this letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

General

1. Please file the legal opinion, tax opinions and form of proxy card as soon as possible and confirm to us your understanding that we will require sufficient time to review such documents before declaring the registration statement effective.

Response:

We acknowledge the Staff’s comment, and have filed the form of proxy card with Amendment No. 1 and will file the legal opinion and tax opinions as soon as possible, and we confirm our understanding that the Staff will require sufficient time to review such documents before declaring the registration statement effective.

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2. Please provide us with an analysis of whether the merger, together with the transactions described in “Precedent Transactions,” constitutes a Rule 13e-3 transaction with respect to Crestwood Midstream Partners LP.

Response:

We acknowledge the Staff’s comment, and respectfully advise the Staff that, after careful consideration of Rule 13e-3, NRGM has determined (as further described below) that the proposed merger of Crestwood Midstream Partners LP (“CMLP”) and a subsidiary of NRGM (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because NRGM and CMLP are not affiliates for purposes of Rule 13e-3.

Background

On May 5, 2013, NRGM; NRGM GP, LLC, (“NRGM GP”), the general partner of NRGM; Intrepid Merger Sub, LLC; Inergy, L.P. (“NRGY”); Crestwood Holdings LLC (“Crestwood Holdings”); CMLP; and Crestwood Gas Services GP LLC (“CMLP GP”), the general partner of CMLP, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, upon the satisfaction of the conditions set forth therein, the Merger will be completed.

Simultaneously with the execution of the Merger Agreement, (i) Crestwood Holdings, Crestwood Gas Services Holdings LLC (“Gas Services Holdings”), NRGP Limited Partner, LLC (“NRGP”) and Inergy Holdings GP, LLC (“IHGP”) entered into a Purchase and Sale Agreement pursuant to which, on June 19, 2013, IHGP and NRGP sold to Crestwood Holdings and Gas Services Holdings, Inergy Holdings L.P. (“Inergy Holdings”), the sole member of Inergy GP, LLC (“NRGY GP”), the general partner of NRGY (the “GP Purchase) and (ii) NRGY, NRGY GP, Gas Services Holdings and Crestwood Holdings entered into a Contribution Agreement pursuant to which, on June 19, 2013, Gas Services Holdings contributed all of the membership interests of CMLP GP to NRGY in exchange for certain equity interests in NRGY (the “Contribution” and, together with the GP Purchase, the “Precedent Transactions”).

Applicable Rule; Overview

Rule 13e-3 defines a “Rule 13e-3 transaction,” among other transactions, as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control.” The key question is whether NRGM and CMLP should be considered affiliates for purposes of Rule 13e-3. Based on

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the analysis below, we do not believe the facts and circumstances related to the Precedent Transactions and the Merger lead to the conclusion that NRGM is an affiliate of CMLP such that the Merger would constitute a “Rule 13e-3 transaction.”

Analysis

A. NRGM and CMLP were not affiliates at the time of entry into the Merger Agreement

The Merger would constitute a “Rule 13e-3” transaction under Rule 13e-3(a)(3) only if NRGM is an “affiliate” of CMLP. As defined in Rule 13e-3(a)(1), an “affiliate” of CMLP is a person that controls, is controlled by, or is under common control with CMLP. At the time the parties thereto entered into the Merger Agreement and prior to the closing of the Precedent Transactions, no affiliate relationship existed between NRGM and CMLP. NRGM owned no units of CMLP (or options to acquire any units), did not have any representatives on the board of directors of CMLP GP or the power to appoint or remove any member of the board of directors of CMLP GP, and did not otherwise participate in or have any influence over the management of CMLP. Likewise, CMLP owned no units of NRGM (or options to acquire any units), did not have any representatives on the board of directors of NRGM GP or the power to appoint or remove any member of the board of directors of NRGM GP, and did not otherwise participate in or have any influence over the management of NRGM. The Commission has made clear that a merger proposal by an acquirer to a non-affiliated issuer will not be considered within Rule 13e-3. As the Commission stated in its Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719 (April 13, 1981) (the “Interpretative Release”)), Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” The Merger was the product of an arm’s length negotiation, as were the Precedent Transactions. Consequently, and in light of the fact the parties had no pre-transaction affiliation, NRGM believes that Rule 13e-3 does not apply to the Merger.

B. The closing of the Precedent Transactions does not otherwise result in NRGM and CMLP becoming affiliates for purposes of Rule 13e-3

The Commission has long recognized that Rule 13e-3 may technically encompass certain transactions which should not be within the purview of the going private rules, particularly in the context of multi-step acquisition transactions (see e.g. Release No. 34-17720 (April 13, 1981)). In practice, the Commission has exempted multi-step acquisitions which are effected “pursuant to a plan or arm’s length agreement of a previously unaffiliated person and which does not involve the potential for abuse and overreaching or the adverse effects on investor confidence in the securities market that Rule 13e-3 was designed to alleviate” (see Release No. 34-17720). The Precedent Transactions and the Merger are appropriately analyzed under this sensible rubric.

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Following the closing of the Precedent Transactions on June 19, 2013, NRGM and CMLP are under common control, an arrangement which is substantively similar to one in which an acquirer becomes an affiliate of an issuer prior to the completion of a take-private merger. The Commission has historically taken “no-action” positions with respect to these types of transactions provided that the conditions set forth below have been met (see Question No. 8 in the Interpretive Release). We believe that a similar treatment is appropriate in the present case for the following reasons:

(i)	prior to the initial acquisition of securities, there was no affiliation between the issuer and the acquiring entity;

As discussed above, NRGM and CMLP were not affiliates prior to the consummation of the Precedent Transactions, which are properly viewed as the initial step of a unitary, multi-step transaction.

(ii)	the initial acquisition and the second-step transaction are made pursuant to an agreement or agreements for the acquisition of an entire class of securities at the same unit price;

NRGM has not acquired any securities of CMLP as a result of the consummation of the Precedent Transactions. All unitholders of CMLP will receive the consideration provided in the Merger Agreement simultaneously upon the consummation of the Merger, thereby mitigating any concern that the transactions are structured to be punitive to CMLP unitholders that do not participate in the initial step of the transactions.

(iii)	the intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition, and the second-step transaction is effected within a relatively short period of time thereafter; and

The intention of the parties thereto to enter into the Precedent Transactions and Merger was publicly announced simultaneously on May 6, 2013. NRGM and CMLP expect to consummate the Merger promptly upon the satisfaction of the conditions set forth in the Merger Agreement, and currently anticipate consummating the Merger during the third calendar quarter of 2013.

(iv)	the acquiring entity will not change the management or the board of directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction.

There has been no change in the management of CMLP or the board of directors of CMLP GP as a result of the consummation of the Precedent Transactions, nor has there been a change of control of CMLP or CMLP GP. Crestwood Holdings, which controlled CMLP GP prior to the consummation of the Precedent Transactions, continues to control CMLP GP.

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In light of the foregoing, NRGM does not believe that the closing of the Precedent Transactions subsequent to the signing of the Merger Agreement should result in the Merger being deemed a “Rule 13e-3 transaction.”

C. The purposes underlying Rule 13e-3 are not implicated by the proposed Merger

As a general matter, NRGM respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate. It is NRGM’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Interpretive Release the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

In contrast to the circumstances described in the Interpretative Release, and as described in greater detail in the section of the Proxy Statement entitled “Proposal 1: The Merger—Background,” the negotiations between NRGM and CMLP were at arm’s length, vigorous and conducted with the scrutiny and eventual approval of special committees at both NRGM and CMLP, each of which was advised by a nationally recognized financial advisor and legal counsel specializing in Delaware law. The decision of the board of directors of CMLP GP and the special committee thereof to adopt and approve the Merger Agreement, and to recommend its adoption to unitholders, was the culmination of a comprehensive strategic review process to maximize value for CMLP’s unitholders. On numerous occasions, CMLP rejected offers from NRGM and demanded changes in the Merger Agreement and in the offer price. No member of the board of directors of CMLP GP was, at the time the Merger Agreement was executed (or any time prior thereto), affiliated with, NRGM, NRGY or any of their affiliates.

In addition, in order to address the conflict provisions of their respective partnership agreements, which regulate the relationship between each partnership and its general partner, each of NRGM and CMLP included provisions in the Merger Agreement which have the clear effect of preserving the arm’s length nature of the Merger and preventing any possibility of abuse and overreaching, including:

•	NRGM is not permitted to amend, supplement, waive or modify the Merger Agreement without the prior consent of both CMLP and the special committee of the board of

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directors of NRGM GP. Similarly, CMLP may not consent to any amendment, supplement, waiver or modification of the Merger Agreement that changes the form, amount or timing of the consideration payable to CMLP unitholders in the Merger without the prior consent of the special committee of the board of directors of CMLP GP.

•

In connection with the closing of the Precedent Transactions, the board of directors of CMLP GP was not changed and the parties stipulate that they do not intend to alter the board of directors of CMLP GP or the special committee thereof prior to the consummation of the Merger. In addition, NRGY, which indirectly controls NRGM GP, may not change any of the members of the board of directors of NRGM GP while the Merger is pending. If NRGY adds additional directors to the board, it must cause the board to delegate to the special committee all of its authority to negotiate and/or approve any amendments, supplements, waivers or modifications in respect of the Merger Agreement, as well as to exercise all rights of NRGM under the Merger Agreement.

•

The Merger Agreement expressly grants CMLP the right to accept a superior offer. At any time prior to the unitholders of CMLP voting in favor of approving the Merger Agreement, CMLP may conduct or participate in discussions or negotiations regarding a takeover proposal in accordance with the terms of the Merger Agreement if the board of directors of CMLP GP (or the special committee), determines in good faith that such takeover proposal is, or could be reasonably expected to lead to, a superior proposal, and, after consultation with outside legal counsel and financial advisors, determines in good faith the failure to take such action would be inconsistent with its duties under CMLP’s partnership agreement or applicable law.

•

During the pendency of the Merger, NRGM and CMLP have agreed to (i) cause their respective businesses to be conducted in the ordinary course in all material respects consistent with past practices, (ii) use their reasonable best efforts to maintain and preserve intact the present business organizations and material rights and franchises of each party, to keep available the services of their employees and exclusive contractors, and to maintain and preserve material relationships with customers and suppliers, and (iii) maintain and keep their material properties and assets in good repair and condition as at the date of the Merger Agreement, subject to ordinary wear and tear.

•	The Merger is conditioned upon the approval of the holders of the limited partnership units of CMLP.

In short, given that the Merger was negotiated by unaffiliated parties, and the lack of any control of or involvement by NRGM in the governance of CMLP at that time, NRGM believes that the present circumstances are not ones in which an affiliate is “standing on both sides of the transaction.” The facts and circumstances surrounding the negotiation of the proposed Merger illustrate the absence of any control relationship between NRGM, on the one hand, and CMLP, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address.

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In addition, we note that Rule 13e-3(g)(2) generally provides an additional exception for any “Rule 13e-3 transaction” in which equity holders of an issuer will receive as consideration only an equity security. The Commission has stated that it believes such transactions are outside the purpose of Rule 13e-3 since all equity holders would be “on an equal footing and are permitted to maintain an equivalent or enhanced equity interest” (Release No. 34-16075 (August 2, 1979)). We note that the cash component of the merger consideration payable to CMLP unitholders represents only approximately 3.8% of the total per-unit consideration payable to such unitholders based on the value of NRGM’s common units at the close of May 3, 2013, the last trading day before the public announcement of the Merger. The cash component is intended to benefit unitholders by compensating them for an expected initial post-Merger decline in cash distributions from the combined entity when compared to the distributions that CMLP unitholders would have expected to receive on their units in absence of the Merger and may be viewed as ensuring that CMLP unitholders “maintain an equivalent or enhanced equity interest” in the combined business. NRGM respectfully submits that the fact that the consideration to be received by unitholders is overwhelmingly in the form of equity and the relative insignificance of the cash component, combined with the purpose of such cash component, further supports that the Merger is not a transaction that raises the concerns that Rule 13e-3 was designed to address.

Finally, we note that characterizing the Merger as a “Rule 13e-3 transaction” is potentially misleading to CMLP unitholders, who are required to vote to approve the Merger. The disclosure regarding the Merger set forth in the Registration Statement clearly speaks to an arm’s length transaction that was negotiated by unaffiliated parties. Deeming the Merger to be a transaction negotiated and entered into by affiliates is not factually correct and we believe may result in confusion for CMLP unitholders.

For the reasons discussed in this response, NRGM respectfully submits that the proposed Merger is not a “Rule 13e-3 transaction.”

Outside Front Cover Page of Prospectus

3. We note the disclosure in the fifth paragraph that Crestwood unitholders will own approximately 42.8% of the outstanding common units of Inergy Midstream following the completion of the merger. We also note the disclosure on page 13 that such ownership will be approximately 42.9%. Please disclose whether these percentages assume that Crestwood Holdings will exercise its rights under the Follow-On Contribution Agreement to contribute to Inergy, L.P. the common units of Inergy Midstream that it receives in the merger. We note that in the joint press release issued on May 6, 2013, the parties state that Crestwood unitholders will own approximately 38.1% of Inergy Midstream assuming that Crestwood Holdings exercises its rights under the Follow-On Contribution Agreement.

Response:

We acknowledge the Staff’s comment, and have revised our disclosure on the inside cover page and on page 13 to clarify that the Crestwood unitholders will own approximately 43.0% of our

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outstanding common units following the completion of the merger. We have also disclosed on page 13 that this percentage assumes that Crestwood Holdings will not exercise its rights under the Follow-On Contribution Agreement. For this reason, the 43.0 ownership percentage shown on the inside cover page and on page 13 of Amendment No. 1 differs from the 38.1 ownership percentage disclosed in the join press release issued on May 6, 2013, which does assume that Crestwood Holdings will exercise its rights under the Follow-On Contribution Agreement.

Summary, page 8

4. Please include a structure chart showing the ownership of the Inergy entities and the Crestwood entities following the merger and the transactions discussed in “Precedent Transactions.”

Response:

We acknowledge the Staff’s comment, and on page 21 we have included a structure chart showing the ownership of the Inergy entities and the Crestwood entities following the merger and the transactions discussed in “Precedent Transactions.”

Proposal 1: The Merger, page 49

Background of the Merger, page 49

5. Please identify the members of the Crestwood Conflicts Committee.

Response:

We acknowledge the Staff’s comment, and we have revised our disclosure on page 51 to identify the members of the Crestwood Conflicts Committee.

6. Please clarify whether February 14, 2013 was the first time that the Crestwood Conflicts Committee was informed of potential transactions with the Inergy entities. Please clarify whether April 5, 2013 was the first time that the Crestwood Conflicts Committee received specific authority to evaluate the merger. Please disclose the role of the Crestwood Conflicts Committee in responding to or proposing preliminary transaction terms between February 14, 2013 and April 5, 2013, including the terms received or sent on March 12, 2013, March 14, 2013, March 20, 2013, March 21, 2013 and April 3, 2013.

Response:

We acknowledge the Staff’s comment, and we have revised our disclosure on page 51 and page 54.

7. Please disclose whether alternatives to the merger, including maintaining the status quo, were considered for Crestwood Midstream Partners L.P. Please disclose the role of the Crestwood Conflicts Committee in considering any such alternatives.

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Response:

We acknowledge the Staff’s comment, and we have revised our disclosure on page 54.

8. We note that on March 14, 2013 Crestwood delivered to Greenhill a revised summary of preliminary transaction terms. Please disclose the aggregate payout represented by a payment of $0.44 per Crestwood limited partnership unit.

Response:

We acknowledge the Staff’s comment, and we have revised our disclosure on page 52.

9. Please disclose the key issues raised by the first drafts of the definitive documentation that were discussed on April 22, 2013.

Response:

We acknowledge the Staff’s comment, and we have revised our disclosure on page 55.

10. Please disclose the remaining open issues Mr. Phillips and Mr. Sherman discussed on May 4, 2013 as well as those issues that were finalized on the call on the morning of May 5, 2013.

Response:

We acknowledge the Staff’s comment, and we have revised our disclosure on page 58.

Interests of Certain Persons in the Merger, page 73

Quantification of Payments to CMLP GP’s Named Executive Officers, page 74

11. If necessary, please update the disclosure pursuant to Item 402(t) of Regulation S-K the latest practicable date prior to the mailing of the proxy statement / prospectus.

Response:

We acknowledge the Staff’s comment, and will update the disclosure pursuant to Item 402(t) of Regulation S-K to the latest practicable date prior to the mailing of the proxy statement / prospectus.

Inergy Midstream, page 75

12. Item 402(t) of Regulation S-K requires disclosure of compensation from the acquiring company to the acquiring company’s named executive officers that is based on or otherwise relates to a merger. Please tell us what consideration you gave to providing the disclosure required by Item 402(t) of Regulation S-K with respect to the compensation arrangements disclosed in this subsection.

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We acknowledge the Staff’s comment, and respectfully note that we considered whether to provide the disclosure described in Item 402(t) of Regulation S-K with respect to our named executive officers and concluded that such disclosure was not necessary because we do not believe that any compensation was or will be payable to our named executive officers that was or will be “based on or otherwise related to” the merger.

As described in the Registration Statement, payment of severance benefits and accelerated vesting of equity-based awards relates solely to the closing of the transactions contemplated by the purchase and sale agreement, and may occur whether or not the merger is consummated. Specifically, as noted on page 77 and page 78 of Amendment No. 1, the employment of John J. Sherman, R. Brooks Sherman, Jr. and Phillip L. Elbert was terminated immediately following the closing of the transactions contemplated by the purchase and sale agreement, and thus such individuals are already entitled to receive severance benefits and accelerated vesting of equity-based awards. We previously disclosed the aggregate amount of such severance benefits on page 78 of the Registration Statement. Our named executive officers who remain employees may become entitled to severance benefits and accelerated vesting of equity awards without respect to whether the merger is consummated. Because of this, we do not believe that any amounts have or may become payable to our named executive officers that are “based on or otherwise related” to the merger, as such amounts may become payable without regard to whether the merger is consummated.

Further, even if the Staff is of the opinion that such payments are potentially “based on or otherwise related” to the merger, and although Item 402(t) of Regulation S-K by its terms applies to payments by the acquiring company and the target company, we believe the intent of the rule is to ensure disclosure of all payments potentially payable to executive officers of the soliciting registrant, regardless of whether those payments are subject to approval of shareholders of the soliciting registrant, and not to require disclosure of payments wholly unrelated to the solicitation. We do not believe payments payable by the entity that is not soliciting its own shareholders on the transaction (the “nonsoliciting entity”) to its executives to be subject to required tabular disclosure pursuant to the rule. We come to this conclusion by negative inference from the policy apparently underlying Instruction 7 to Item 402(t) of Regulation S-K, which requires disclosure of amounts paid by the acquiring company to executive officers of the soliciting target company. The explicit instruction that amounts paid by the nonsoliciting entity to executives of the soliciting entity suggests that payments by the nonsoliciting entity would not otherwise have been included in the solicitation. Instruction 7 suggests, rightly, that payments to or by the nonsoliciting entity to the executives of the soliciting entity are material to the shareholder of the soliciting entity. However, in the current transaction the acquiring company is not soliciting its own shareholders and none of the amounts payable or potentially payable to the executive officers of the acquiring company are being paid by the target company soliciting approval. Consequently, we do not read Item 402(t) of Regulation S-K to require tabular disclosure of those payments. This interpretation is further supported by Item 5 of Schedule

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14A, which provides that the information required by Item 402(t) is required only if the solicitation is being made on behalf of the registrant. Finally, aggregate severance amounts potentially payable and the number of shares of equity awards potentially vesting with respect to executive officers of the acquiring company are appropriately disclosed on page 78 and page 79 of Amendment No. 1 as an interest of the executive officers of the nonsoliciting entity in the transaction.

The Merger Agreement, page 80

13. We note your statement in the last sentence of the second paragraph that “the representations, warranties and covenants or any descriptions of those provisions should not be…relied upon as characterizations of the actual state of facts or conditions of Inergy Midstream, Crestwood or any of their respective subsidiaries or affiliates.” Please revise to remove any potential implication that the referenced sections of the merger agreement do not constitute public disclosure under the federal securities laws.

Response:

We acknowledge the Staff’s comment, and have revised our disclosure on page 81.

Item 22. Undertakings, page II-2

14. Please provide the undertakings required by Item 512(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment, and have revised our disclosure on page II-2 to provide the undertakings required by Item 512(a) of Regulation S-K.

*        *        *         *         *

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In responding to the foregoing Staff comments, NRGM acknowledges that:

•	NRGM is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NRGM may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747 or Julian J. Seiguer of Vinson & Elkins L.L.P. at (713) 758-2790.

Very truly yours, INERGY MIDSTREAM LP By: NRGM GP, LLC, its general partner

By:	/s/ Michael J. Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Laura L. Ozenberger, Inergy Midstream, L.P.
Gillian A. Hobson, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.
Kelly J. Jameson, Crestwood Midstream Partners LP
William E. Curbow, Simpson Thacher & Bartlett LLP